AMERICAN ROCK SALT COMPANY LLC

P.O. Box 190

Mount Morris, New York 14510

Mr. Karl Hiller	August 4, 2006

Branch Chief and

Ms. Tracie Towner

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	American Rock Salt Company LLC
Form 10-KE for Fiscal Year Ended September 30, 2005
Filed December 27, 2005
File No. 333-117215

Dear Mr. Hiller and Ms. Towner:

This letter will respond to the comment letter dated June 20, 2006 (the “Comment Letter”) furnished to American Rock Salt Company LLC (“ARSCO” or the “Company”) concerning ARSCO’s Annual Report on Form 10-KE for the fiscal year ended September 30, 2005 (the “Report”).

To aid in your review, we have repeated the staff’s comments followed by ARSCO’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2005

General

1.	As there are no “Equivalent-Informational” forms available under the Exchange Act for periodic reporting, the origins of the labeling utilized on the covers of your annual and interim reports are unclear. Although you have indicated you are a voluntary filer, when opting to file, you should comply with the Form requirements.

The Company had historically included the labels cited to clarify that it was a “voluntary” filer. We are aware that Form 10-K has been amended to include a box allowing the Company to indicate that it is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. As such, the Company will refrain from including such labels in future reports.

Management’s Discussion and Analysis, page 12

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 15

Fourth Quarter Adjustments, page 16

2. We have read your response to prior comment one and are unable to agree with your conclusion that the accounting adjustments you identified in the fourth quarter of 2005 were not significant to your interim financial statements. Therefore, we believe a restatement of your previously issued 2005 quarterly financial information will be necessary to comply with GAAP. Please ensure you include disclosures explaining the nature of the items and the reasons for the revisions, and also present a tabular reconciliation of the as previously reported to restated amounts for each line item impacted.

As was indicated in the Company’s prior response, the Company completed a contemporaneous analysis of these issues in connection with its filing of the Report. A copy of the Company’s SAB 99 Memorandum, which the Company contends is complete and robust, was furnished with the original response. The analysis was performed in conformity with the guidelines of SAB 99, APB’s 20 and 28, FAS 16 and other recent SEC publications. That analysis clearly demonstrated that the aggregate impact of the out of period adjustments was not material. The Company’s business is seasonal in nature, moreover, such that the third and fourth quarters are, for practical purposes, insignificant compared to the first two quarters. For these and the other reasons cited in the prior response, the Company does not believe that any restatement of interim financial information is necessary or appropriate.

To the extent that the staff continues to believe that restatement is required here, we respectfully request an opportunity to confer with the staff by telephone or in person to respond to any continuing concerns.

Financial Statements

Statements of Cash Flows, page 35

3. We have read your response to prior comment two and do not believe you have fully complied with our comment, since you did not propose any disclosure addressing the impact reporting changes in your restricted cash balance in the manner shown has had on your measures of financing cash flows for 2005 and 2004. We continue to believe you will need to expand the disclosure in your section of Liquidity and Capital Resources to discuss the nature of your restricted cash item. The reasons you believe this adjustments represents a movement in cash and cash equivalents of the enterprise – and is appropriately reported as an operating activity – rather than simply a change in character of cash balances held, between restricted and unrestricted, should be clear. Further, it should be clear how the amounts identified in your response and your disclosure of financing activities on page 18 reconcile to the amounts reported in your statement of cash flows. We reissue comment two.

Insofar as the Company’s future filings include any discussion of the period covered by this item, we will include the following explanatory language:

“The decrease in restricted cash is a result of the application of our term loan sinking fund. Our 2004 refinancing included a $32.1 million term loan that was used in support of the then ongoing contractor litigation arising out of the development of our mine. Prior to its conversion to a term loan, the quarterly principal payments due were held in a sinking fund and were accordingly reported as restricted cash. Upon settlement of the litigation, the $27.3 million draw on the term loan was net of the release of the $1.3 million balance in the restricted cash account at September 30, 2004 and additional payments made in the current period.”

As was indicated in our prior response, this was a one-time event and is not expected to recur. We believe that inclusion of the proposed language in any future filings that cover the period in question is responsive to the staff comments. Again, if the staff believes that further response is appropriate, we are prepared to discuss this matter with the staff by telephone or in person.

Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 37

4.	We have read your response to prior comment three in which you indicate as one of the reasons for depreciating your mine development costs over 20 years that you incur significant expenses for repair and maintenance of the mine shafts due to the corrosive nature of salt and moisture in the air. However, it is unclear from your response whether you believe 20 years represents the life of your mines, after which the infrastructure will fail and the mines will be shut down, or if you will continue to incur expenses to maintain them until all salt reserves have been extracted. If it is your intention to shut down the mines after 20 years have elapsed, you should amortize our development costs using the amount of reserves you expect to extract during that time frame utilizing a units of production methodology. Otherwise, it would appear that the development costs of your mines should be amortized over the life of the mines utilizing total proven and probable reserves and the units of production methodology.

The Company believes it has over 55 years of remaining proven and probable mineral reserves at the current production rate of 3 to 3.2 million tons per year. There is no plan or intent to shut down the mine at the end of 20 years. The Company’s selection of 20 years as the amortization life of its mine development asset was influenced by the reasons set forth in the Company’s prior response to the staff.

In addition, in establishing its depreciation policy, the Company had also considered the publication, “Financial Reporting in the Mining Industry for the 21st Century” published by PricewaterhouseCoopers in 1999, wherein it states: “ The straight-line method will be acceptable if production does not vary much, or if the life of the mine is so great that a unit-of-production method would lead to a long depletion period of say more than twenty years.” (5.4.3) While we certainly recognize that such publication does not constitute GAAP, it constituted helpful reference in the absence of more specific guidance and our inability to estimate with scientific precision the impacts of time and nature on the development assets. The Company believes 20 years is a reasonable and prudent time frame under the circumstances.

Use of the straight-line method is based on the Company’s production rate, which has been relatively stable since mining operations commenced in Fiscal 2002. Currently there are no plans to expand the mine’s current annual production capacity and production is expected (subject to weather related annual variances) to continue at such rate for the foreseeable future. The Company believes, given the level volume of production since mining operations commenced, there is no appreciable difference between straight-line amortization and units-of-production amortization over equivalent production lives.

Based upon the above, we believe our historical amortization method and 20 year life used were reasonable and acceptable.

However, our research into industry practice (as best determinable from filings of mining registrants), indicates that the Company is in the minority in using a time-based amortization method. Accordingly, we propose to the staff that the Company prospectively change its amortization horizon, and more specifically apply the units-of-production basis over the life of the mine, as such method appears to be predominant industry practice and as the staff’s comments appear to be oriented towards such method as well.

In assessing the life of mine to be used, we analyzed the components of the Company’s mine development costs as follows:

Cost category	Amount ($ millions)	Life (years)
Mobilization, engineering, site preparation and earthwork, and roads	$20.5	55
Site utilities, electrical, equipment, fans, and ventilation	$7.8	7
Surface buildings	$1.2	40
Hoists, headframes, production shaft, and service shaft	$37.7	55
Underground development	$2.6	7

Total	$69.8

(The staff should note that the cost components of the Company’s mine development costs appear to be of the same character as other mining companies, based on the Company’s research of practice in this area.)

The above profile yields a blended life of 49.4 years. Under the circumstances, the Company proposes to use a life of 50 years, and proposes to amortize its mine development asset prospectively over the remainder of such period, using the units-of-production method of amortization.

ARSCO acknowledges that: ARSCO is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to ARSCO’s Form 10-K for the fiscal year ended September 30, 2005; and ARSCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (585) 243-9510, extension 1164.

Sincerely,

/s/ Raymond R. Martel
Raymond R. Martel
Chief Financial Officer

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